FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Zodiac Exploration Inc. ("Zodiac")

Suite 400, 1324 - 17th Avenue S.W.

Calgary, Alberta T2T 5S8

2.

Date of Material Change:

June 6, 2011

3.

News Release:

Press release issued on June 6, 2011 by Zodiac and disseminated through Filing Services Canada.

4.

Summary of Material Change:

Zodiac  announced  that  it  received  a  notice  of  exercise  in  respect  of  31,175,000  of  its  outstanding warrants.

5.

Full Description of Material Change:

Zodiac  announced  that  it  received  a  notice  of  exercise  in  respect  of  31,175,000  of  its  outstanding warrants.   Each  warrant  is  exercisable  at  an  exercise  price  of  approximately  $1.034  per  warrant and entitles the holder thereof to acquire 1.0 common share of Zodiac for each warrant held.   The exercise  of  the  warrants  will  provide  total  proceeds  of  approximately  $32,250,000  to  Zodiac. After  giving  effect  to  this  exercise  of  warrants,  there  are  now  14,500,000  warrants  outstanding  of the same class.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.

Omitted Information:

N/A

8.

Executive Officer:

For further information, please contact

Randy Neely

Chief Financial Officer

Zodiac Exploration Corp.

Telephone: 403-444-7848

9.

Date of Report:

June 7, 2011

Forward-Looking Statements

This   material   change   report   contains   certain   forward‐looking   statements   and   forward‐looking   information (collectively  referred  to  herein  as  "forward‐looking  statements")  within  the  meaning  of  applicable  securities  laws. All   statements   other   thanthan  statements   of   historical   fact   are   forward‐looking   statements.      Forward‐lookinginformation   typically   contains   statements   with   words   such   as   "anticipate",   "believe",   "plan",   "continuous", "estimate", "expect", “intends”, "may", "will", "project", "should", or similar words suggesting future outcomes.   In particular,  this  material  change  report  contains  forward‐looking  statements  with  respect  to  the  number  of  common shares  to  be  issued  pursuant  to  the  exercise  of  the  warrants  and  the  approximate  proceeds  to  be  received  pursuant to the exercise of the warrants.

Forward‐looking  information  is  based  on  the  opinions  and  estimates  of  management  at  the  date  the  statements  aremade,  and  are  subject  to  a  variety  of  risks  and  uncertainties  and  other  factors  (many  of  which  are  beyond  the control  of  Zodiac)  that  could  cause  actual  events  or  results  to  differ  materially  from  those  anticipated  in  the forward‐looking information.   Some of the risks and other factors could cause results to differ materially from those expressed  in  the  forward‐looking  information  include,  but  are  not  limited  to:  general  economic  conditions  in Canada,  the  United  States  and  globally,  the  risks  associated  with  the  oil  and  gas  industry,  commodity  prices  and exchange  rate changes.  Industry  related  risks  could  include,  but  are  not  limited  to: operational  risks  in  exploration, development and production;  delays or  changes  in plans; competition  for  and/or  inability  to  retain  drilling  rigs  and other  services;  competition  for,  among  other  things,  capital,  acquisitions  of  reserves,  undeveloped  lands,  skilled personnel  and  supplies;supplies;  risks  associated  to  the  uncertainty  of  reserve  estimates;  governmental  regulation  of  the  oil and  gas  industry,  including  environmental  regulation;  geological,  technical,  drilling  and  processing  problems  and other  operational  difficulties;  the  uncertainty  of  estimates  and  projections  of  costs  and  expenses;  unanticipated operating   events   or   performance   which   can   delay   exploration   plans;   incorrect   assessments   of   the   value   of acquisitions;  the need  to  obtain  required  approvals  from regulatory  authorities;  stock market  volatility;  volatility  in market  prices  for  oil  and  natural  gas;  liabilities  inherent  in  oil  and  natural  gas  operations;  access  to  capital;  and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In  addition  to  other  factors  and  assumptions  which  may  be  identified  in  this  material  change  report,  assumptions have  been  made  regarding,  among  other  things:  currency,  exchange  and  interest  rates;  the  regulatory  framework regarding  royalties,  taxes  and  environmental  matters  in  the  jurisdictions  in  which  Zodiac  operates  and  the  general stability  of  the  economic  and  political  environment  in  which  Zodiac  operates.    Readers  are  cautioned  that  the foregoing list of factors is not exhaustive.

The  forward‐looking  information  contained  in  this  material  change  report  is  expressly  qualified  by  this  cautionary statement.  Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such  information  to  actual  results  or  to  changes  in  our  expectations  except  as  otherwise  required  by  applicable securities legislation.  Readers are cautioned not to place undue reliance on forward‐looking information.